SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Ecopetrol S.A.

Non-Reliance on Financial Statements reconciled to U.S. GAAP for the Fiscal Year ended December 31, 2009

This current report  on Form 6-K/A of Ecopetrol S.A. (the “Company”) replaces in its entirety the current report of the Company on Form 6-K of that was originally filed on July 1, 2011 in order to add further detail as to when the Company will present the restatement described below.

This current report on Form 6-K/A is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-16489 ) filed with the U.S. Securities and Exchange Commission on February 12, 2010.

On June 30, 2011, the management of the Company concluded and recommended to the Audit Committee of the Company’s Board of Directors, and the Audit Committee agreed, that the Company’s consolidated U.S. GAAP financial information and related disclosures for the fiscal year ended December 31, 2009 disclosed in footnote 33 to the consolidated annual financial statements included in the Company’s annual report on Form 20-F for fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 15, 2010, contained errors and should no longer be relied upon.  Therefore, the reconciliation to U.S. GAAP of the Company’s 2009 financial statements should be restated.  This restatement does not affect the financial information under Colombian Government Entity GAAP and therefore there is no impact on dividends declared and paid under the 2009 financial results, which are declared on the basis of the Colombian Government Entity GAAP financial statements.

Management made this determination in accordance with the review performed in conjunction with the action plan to remediate the material weakness in the Company’s internal control over financial reporting and disclosure controls and procedures related to the process of preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. GAAP declared in 2009.

In connection with the preparation of the 2010 fiscal year-end consolidated financial statements, management concluded that for purpose of its reconciliation of Colombian Government Entity GAAP to U.S. GAAP, it made an error in 2009 in the determination of the amount of unrealized gains and losses of health, education and pension bond employee benefit plans.  This error resulted from a misinterpretation of the U.S. GAAP impact of the re-allocation of the employee benefit fund assets.  As such, the Company recorded excess amortization expense during 2009.   This error led to an understatement of the Company’s consolidated net income in 2009 reconciled to U.S. GAAP ranging from Ps$1,304,000 million to Ps$1,371,000 million (US$638 million to US$ 671 million at the exchange rate of Ps$2,044.23 to US$1.00, which was the representative market exchange rate at December 31, 2009). The Company continues to work with its third party actuary to finalize the amount of the adjustment.   Based on the Company’s current calculations, it expects the increase to be between 28% and 30% of consolidated net income reconciled to U.S. GAAP. There was no impact to the Company´s U.S. GAAP cash flow from operations as a result of the adjustment.

Cra. 7ª No. 37-69 Piso 1, Bogotá, D.C. Colombia
Teléfono: (571)2344000

Separately, the Company’s management also identified and corrected other errors in the 2009 U.S. GAAP reconciliation that, individually and in the aggregate, were considered not to be material, to the Company’s consolidated financial information reconciled to U.S. GAAP.  Such corrections included, among others, adjustments to fixed assets, purchase price allocation adjustments relating to 2009 acquisitions and adjustments relating to the foreign currency translation of certain subsidiaries.  Overall, these adjustments led to an overstatement of the Company´s consolidated net income reconciled to U.S. GAAP of Ps$38,831 million (US$18.99 million at the exchange rate of Ps$2,044.23 to US$1.00, which was the representative market exchange rate at December 31, 2009),representing less than 1% of consolidated net income reconciled to U.S. GAAP.

The Company’s management and Audit Committee have discussed the above errors with PricewaterhouseCoopers Ltda., the Company’s independent registered public accounting firm.  The Company is working diligently to finalize the effects of the restatement and will include the restated financials in its annual report on Form 20-F for fiscal year ended December 31, 2010, which it expects to file with the SEC no later than July 15, 2011. These adjustments affect only the U.S. GAAP financial information.  The financial information under Colombian Government Entity GAAP presented in the 2009 Form 20-F remains unchanged.

The Company and its management continue to work to improve the overall effectiveness of the Company’s internal control framework over financial reporting and disclosure controls and procedures in an attempt to rectify its identified material weakness relating to the reconciliation of Colombian Government Entity GAAP to U.S. GAAP, as previously reported in the 2009 Form 20-F.

 Cra. 7ª No. 37-69 Piso 1, Bogotá, D.C. Colombia
Teléfono: (571)2344000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 5, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer